legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE, LL.M. MICHAEL RASMUSSEN, ESQUIRE	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

OF COUNSEL: PETER P. LINDLEY, ESQUIRE, CPA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE

Email: lrothstein@legalandcompliance.com

November 21, 2014

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OSL Holdings, Inc.
Form 8-K
Filed October 24, 2014
File No. 001-32658

Dear Mr. Fischer:

This letter confirms my telephone conversation of earlier today with Paul Fischer. OSL Holdings, Inc. (the “Company”) has requested an extension until December 8, 2014 to respond to the staff’s comment letter dated November 6, 2014. The additional time is needed by our law firm to assist the Company in completing its response. The Company appreciates the courtesy of the staff in providing this extension.

Please feel free to contact me if the staff has any questions regarding this request.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

cc:	Robert Rothenberg, Chief Executive Officer
Thomas D’Orazio, Chief Financial Officer

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